Energy XXI Completes Exchange Offer of 7.25% Convertible Perpetual Preferred Stock

HOUSTON, Nov. 19, 2010 (GLOBE NEWSWIRE) — Energy XXI (Bermuda) Limited (Nasdaq:EXXI) (LSE:EXXI) (LSE:EXXS) today announced the results of its offer to exchange, on the terms and subject to the conditions set forth in the offer to exchange, dated October 21, 2010 (the "Offer to Exchange"), as supplemented by the First Supplement to Offer to Exchange, dated November 3, 2010, and the Second Supplement to Offer to Exchange, dated November 10, 2010, and related Letter of Transmittal (collectively the "Offer"), any and all shares of the Company's outstanding 7.25% Convertible Perpetual Preferred Stock (the "Preferred Stock") for newly issued shares of the Company's common stock and a cash payment.

The Offer, which expired at midnight, New York City time, on November 18, 2010, provided that for each share of Preferred Stock validly tendered, and not validly withdrawn, before the expiration, holders received (i) 8.77192 shares of the Company's common stock and (ii) a cash payment of $19.00.

In total, 517,970 of the 680,500 shares of Preferred Stock previously outstanding were exchanged in the Offer. As a result of the Offer, the Company will issue 4,543,583 shares of the Company's common stock. Upon closing the Offer only 162,530 shares of Preferred Stock remain outstanding.

One of the Company's independent directors tendered 2,000 shares of Preferred Stock for which he received 17,543 Shares.

Non-Executive Director	Shares Acquired	Resultant Shareholding	% of Issued Share Capital
Cornelius Dupre II	17,543	50,036	0.07%

Following this transaction, the Company has a total of 73,621,423 Shares in issue, excluding 653 treasury shares. The total number of voting rights in the Company is therefore 73,621,423. The Company has made application for the 4,543,583 Shares to be admitted to trading on AIM, which is expected on 26 November.

Forward-Looking Statements

All statements included in this release relating to future plans, projects, events or conditions and all other statements other than statements of historical fact included in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon current expectations and are subject to a number of risks, uncertainties and assumptions, including changes in long-term oil and gas prices or other market conditions affecting the oil and gas industry, reservoir performance, the outcome of commercial negotiations and changes in technical or operating conditions, among others, that could cause actual results, including project plans and related expenditures and resource recoveries, to differ materially from those described in the forward-looking statements. Energy XXI assumes no obligation and expressly disclaims any duty to update the information contained herein except as required by law.

About the Company

Energy XXI is an independent oil and natural gas exploration and production company whose growth strategy emphasizes acquisitions, enhanced by its value-added organic drilling program. The Company's properties are located in the U.S. Gulf of Mexico waters and the Gulf Coast onshore. Seymour Pierce is Energy XXI's listing broker in the United Kingdom.

CONTACT:     Energy XXI

Stewart Lawrence, Vice President, Investor Relations

and Communications

713-351-3006

slawrence@energyxxi.com

Pelham Bell Pottinger

James Henderson

jhenderson@pelhambellpottinger.co.uk

Mark Antelme

mantelme@pelhambellpottinger.co.uk

+44 (0) 20 7861 3232

Seymour Pierce - UK AIM Adviser

Jonathan Wright

Jeremy Porter - Corporate Finance

Richard Redmayne - Corporate Broking

+44 (0) 20 7107 8000